

15049029



U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-48842

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Guggenheim Funds Distributors, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

227 W. Monroe

(No. and Street)

Chicago   **IL**   **60606**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abbey Helmetag   **(312)-357-0303**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

200 E. Randolph St.   **Chicago**   **IL**   **60601**
(ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section
240.17a-5(e)(2).



OATH OR AFFIRMATION

I, Julie Jacques swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Guggenheim Funds Distributors, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Income
[ ]	(d)	Statement of Cash Flows
[ ]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

December 31, 2014

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Funds Distributors, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Guggenheim Funds Distributors, LLC of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 27, 2015

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	28,808,280
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		2,041,671
Securities owned, at market value		11,380,370
Due from broker-dealers and clearing organizations		413,060
Accounts receivable		8,501,416
Receivable from Parent, net		86,871
Receivable from affiliates		2,274,923
Fixed assets (net of accumulated depreciation of $159,047)		240,496
Other assets		2,064,407
Total assets	$	55,911,494

Liabilities and Member's Equity

Liabilities

Due to customer	$	2,157,313
Accrued compensation		11,650,435
Accounts payable and other accrued liabilities		7,225,241
Payable to affiliates		871,879
Total liabilities		21,904,868
Member's equity		34,006,626
Total liabilities and member's equity	$	55,911,494

See accompanying notes to statement of financial condition.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2014

(1) Organization and Nature of Business

Guggenheim Funds Distributors, LLC (the Company) acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company also participates in the marketing and distribution of exchange-traded funds. The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the Parent). Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of the Company.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is a member of the Municipal Securities Rulemaking Board.

On February 25, 2014, the Company received approval from FINRA for an affiliated broker-dealer, Guggenheim Distributors, LLC (GDL), to merge with and into the Company. GDL contributed all of its assets and liabilities to the Parent through an affiliate and ultimately to the Company on March 3, 2014. GDL was a registered broker-dealer and primarily served as a distributor for affiliated mutual funds, variable insurance trusts, foreign currency trusts and exchange-traded funds.

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 805. "*Business Combinations*", GDL's distribution of all its assets and liabilities to the Parent through an affiliate and ultimately to the Company March 3, 2014 is reflected in the statement of financial condition at December 31, 2014.

GDL assets and liabilities contributed by the Parent were as follows:

Assets

Cash and cash equivalents	$	10,090,001
Receivable from affiliates		2,310,080
Accounts receivable		2,407,914
Securities owned, at market value		5,136,428
Fixed assets		208,682
Other assets		1,948,491
Total assets	$	22,101,596

Liabilities and Member's Equity

Accrued compensation	$	2,689,836
Accounts payable and accrued expenses		5,418,337
Payable to affiliates		221,215
Total liabilities		8,329,388
Member's equity		13,772,208
Total liabilities and member's equity	$	22,101,596

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2014

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of 90 days or less.

(d) Deposits with Clearing Organizations

Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

(e) Due from Broker-Dealers and Clearing Organizations and Due to Customer

In its capacity as a sponsor of unit investment trusts, the Company records amounts due from broker-dealers and clearing organizations for unsettled sales transactions of securities and unit investment trusts. The Company also records amounts due to customer for unsettled purchase transactions of securities and unit investment trusts.

(f) Accounts Receivable

Accounts receivable consists primarily of evaluation and surveillance fees on unit investment trusts, servicing fees on closed-end and mutual funds, and creation and development fees on unit investment trusts.

(g) Fixed Assets

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of the assets, which is five to seven years.

(h) Income Taxes

On March 3, 2014, all assets and liabilities of GDL were contributed to the Company and are reflected in the statement of financial condition of the Company. Prior to the merger, both entities were treated as disregarded entities for federal income tax purposes. The surviving company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

FASB ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2014. Further, as of December 31, 2014, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns.

(i) Unit-Based Compensation

The Company accounts for unit-based compensation under ASC Topic 718, *Compensation – Stock Compensation* (ASC 718). ASC 718 requires the recognition of the fair value of unit-based compensation in the statement of operations. Awards with graded vesting are treated as a single award (although the Company may value each tranche separately).

(j) New Accounting Pronouncements

Discontinued Operations

In April 2014, the FASB issued ASU No. 2014-08, *Presentation of Financial Statements* (Topic 205) *and Property, Plant, and Equipment* (Topic 360): *Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity*, (ASU 2014-08) amending FASB ASC Topic 205-20, *Discontinued Operations*, (ASC 205-20). The amended guidance changes the criteria for reporting discontinued operations and requires new disclosures. ASU 2014-08 is effective for annual and interim periods beginning on or after December 15, 2014, and will be applied prospectively. The adoption of ASU 2014-11 is not expected to have a material impact on the Company's statement of financial condition or disclosures.

Repurchase Agreements

In June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing* (Topic 860): *Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures*, (ASU 2014-11) amending FASB Accounting Standards Codification Topic 860,"Transfers and Servicing." The amended guidance changes the accounting for repurchase-to-maturity transactions and repurchase

financing arrangements. The guidance also requires new disclosures for certain transfers accounted for as sales and collateral supporting transactions that are accounted for as secured borrowings. ASU 2014-11 is effective for annual and interim periods beginning after December 15, 2014, except for the disclosures related to secured borrowings, which are effective for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The adoption of ASU 2014-11 is not expected to have a material impact on the Company's statement of financial condition or disclosures.

(3) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2014.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2014

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2014. The following table presents securities owned at fair value as of December 31, 2014:

Description	December 31, 2014	Quoted prices or identical assets in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Cash and cash equivalents				
Money market funds	$ 194,412	$ 194,412	$ —	$ —
Securities owned:				
Equity securities	977,247	977,247	—	—
Closed-end funds	327,548	327,548	—	—
Mutual funds	9,841,915	9,841,915	—	—
Fixed income unit investment trusts	92,921	—	92,921	—
Equity unit investment trusts	140,739	—	140,739	—
Total securities owned	11,380,370	11,146,710	233,660	
Total	$ 11,574,782	$ 11,341,122	$ 233,660	$ —

Money market funds, closed end funds, mutual funds and fixed income and equity unit investment trusts are investments managed or sponsored by the Company or an affiliate.

(4) Fixed Assets

Fixed assets consisted of the following at December 31, 2014:

Furniture	$	22,309
Office equipment		377,234
		399,543
Less accumulated depreciation		(159,047)
	$	240,496

(5) Commitments

The Company leases office space under both cancellable and noncancelable operating leases with terms up to five years, expiring in 2019, with certain renewal options for similar terms. At December 31, 2014, the Company's future noncancelable minimum rental commitments based upon the terms under the operating leases were as follows:

2015	$	55,264
2016		27,545
2017		28,628
2018		29,710
2019		29,485
	$	170,632

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2014, the Company recorded purchases of $977,247 in equity securities to be deposited in unit investment trusts scheduled for creation on January 2, 2015.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(6) Borrowings

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory to a major U.S. financial institution. The terms and conditions of the demand note permit the Company to receive up to 80% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. No borrowings were outstanding under this demand note as of December 31, 2014.

(7) Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are to be received generally over a three to five month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells its deferred sales charge receivables to the Parent at each month-end. The deferred sales charge revenue is included in the statement of operations within net revenue from unit investment trust sales. At December 31, 2014, amounts due from the Parent under this arrangement of $136,571 are included in receivable from Parent in the statement of financial condition.

As discussed herein, the Company has significant transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has a Service Agreement with the Parent and certain affiliates under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing. At December 31, 2014, $585,001 is included in payable to affiliates and $49,700 is included in receivable from Parent in the statement of financial condition.

The Company has arrangements with certain affiliates whereby the Company and affiliates provide distribution services for mutual funds and exchange traded funds. At December 31, 2014, $2,643,626 is included in receivable from affiliates in the statement of financial condition.

The Company and its affiliates may pay certain expenses on their behalf throughout the year in the normal course of business. At December 31, 2014, $286,878 for amounts owed to affiliates is included in payable to affiliates and $368,703 for net amounts owed to affiliates is included in receivable from affiliates in the statement of financial condition.

The Company has entered into arrangements with an affiliate whereby the affiliate provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, the affiliate has discretionary authority to purchase securities on behalf of the Company. The affiliate does not currently charge a fee for these services.

(8) Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

(9) Employee Benefit Plan

All participating employees are eligible to participate in the Guggenheim 401(k) plan.

(10) Unit-Based Compensation

Phantom units are the principal equity award used by the Company and are granted under the Guggenheim Capital Phantom Unit Plan (the Plan) as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim.

Participants also receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are equity classified awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(11) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the Rule). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital, as defined, of $20,203,579 which was $19,953,579 in excess of the minimum capital required to be maintained.

(12) Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2014, the Company holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3 and is included in cash segregated under federal regulations in the statement of financial condition.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2015 which is the date the statement of financial condition was available to be issued and did not identify any subsequent events, which would require adjustment to or disclosure in the statement of financial condition.



KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Funds Distributors, LLC:

We have reviewed management's statements, included in the accompanying Guggenheim Funds Distributors, LLC Exemption Report (the Exemption Report), in which Guggenheim Funds Distributors, LLC (the Company) stated that it may file an Exemption Report for the period from June 1, 2014 through December 31, 2014 based upon guidance provided by the Securities and Exchange Commission staff on February 17, 2015 because (i) items included in its reserve computations during the period from June 1, 2014 through December 31, 2014 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions, and (ii) the Company had not taken possession of customer funds or securities at any time during the period from June 1, 2014 through December 31, 2014. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Chicago, Illinois
February 27, 2015

GUGGENHEIM INVESTMENTS

227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
800 345 7999 OFFICE
GUGGENHEIMINVESTMENTS.COM

Guggenheim Funds Distributors, LLC

Exemption Report

As of December 31, 2014

Guggenheim Funds Distributors, LLC Exemption Report

Guggenheim Funds Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report for the period from June 1, 2014 through December 31, 2014 based upon guidance provided by the Securities and Exchange Commission staff on February 17, 2015 because (i) items included in its reserve computations during the period from June 1, 2014 through December 31, 2014 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions, and (ii) the Company had not taken possession of customer funds or securities at any time during the period from June 1, 2014 through December 31, 2014.

The Company referred to guidance in the Securities and Exchange Commission's FAQ No. 6 dated April 4, 2014, and Footnote 74 of the adopting release for the Rule 17a-5 amendments. This guidance provided for circumstances where a broker-dealer had not held customer securities or funds during the fiscal year, but does not fit into the exemptive provisions for Rule 15c3-3 listed under Item 24 of Part IIA of FOCUS Form X-17A-5, but should nonetheless file an exemption report.

I, Julie Jacques, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Julie Jacques
Chief Financial Officer

2-27-15

Date